UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Empire Resorts, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

292052 10 7
(CUSIP Number)

Louis R. Cappelli
c/o Cappelli Enterprises, Inc.
115 Stevens Avenue
Valhalla, NY 10595
Attention: Louis R. Cappelli

With a copy to:

Herrick, Feinstein LLP
2 Park Avenue
New York, NY 10016
Attention: Louis Goldberg, Esq.

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 7, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. £

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 292052 10 7

1.	Name of Reporting Persons: Louis R. Cappelli

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: AF, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 28,333 (1)

	8.	Shared Voting Power: 1,614,831 shares (2)

	9.	Sole Dispositive Power: 28,333 (1)

	10.	Shared Dispositive Power: 1,614,831 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,643,164 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.50% (3)

14.	Type of Reporting Person (See Instructions): IN

(1) Includes options granted by Empire Resorts, Inc. (“Empire”) to Louis R. Cappelli (“Cappelli”) which are currently exercisable to purchase 25,000 shares of Empire’s Common Stock.

(2) These shares of Common Stock of Empire are owned directly by LRC Acquisition LLC (“LRC”).

(3) Based upon a total of 29,864,100 shares of Common Stock outstanding as of February 29, 2012 as reported by Bloomberg. This percentage was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

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CUSIP No. 292052 10 7

1.	Name of Reporting Persons: LRC Acquisition LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 1,614,831 shares (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 1,614,831 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,614,831 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.41% (2)

14.	Type of Reporting Person (See Instructions): OO

(1) These shares of Common Stock of Empire Resorts, Inc. (“Empire”) are owned directly by LRC Acquisition LLC (“LRC”).

(2) Based upon a total of 29,864,100 shares of Common Stock outstanding as of February 29, 2012 as reported by Bloomberg. This percentage was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

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This Amendment No. 13 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on April 10, 2008 by Louis R. Cappelli in connection with the common stock of Empire Resorts, Inc (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D, effective as of May 1, 2008, by Louis R. Cappelli and LRC Acquisition LLC, as further amended by Amendment No. 2 to Schedule 13D, effective as of May 16, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 3 to Schedule 13D, effective as of June 5, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 4 to Schedule 13D, effective as of July 3, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 5 to Schedule 13D, effective as of August 4, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 6 to Schedule 13D, effective as of August 22, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 7 to Schedule 13D, effective as of December 31, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 8 to Schedule 13D, effective as of February 5, 2009, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 9 to Schedule 13D, effective as of March 25, 2009, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 10 to Schedule 13D, effective as of August 21, 2009, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 11 to Schedule 13D, effective as of December 13, 2010, by Louis R. Cappelli and LRC Acquisition LLC, and as further amended by Amendment No. 12 to Schedule 13D, effective as of March 1, 2012, by Louis R. Cappelli and LRC Acquisition LLC (the Original Schedule 13D, as amended, the “Schedule 13D”). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by deleting in its entirety the last paragraph thereof and inserting the following:

On March 7, 2012, Concord Associates, L.P., an affiliate of the Reporting Persons, and certain other affiliates of the Reporting Persons (collectively, the “Concord Entities”) commenced an action against Empire and certain of its affiliates (collectively, the “Empire Entities”) in the United States District Court for the Southern District of New York. The complaint (the “Concord Complaint”) alleges claims under Sections 1 and 2 of the Sherman Antitrust Act, and also alleges claims against the Empire Entities for tortious interference with contract and business relations. The Concord Complaint seeks actual damages in excess of $500 million, treble damages in an amount not less than $1.5 billion, and permanent injunctive relief.  As of the date of this filing, the Empire Entities have not filed an answer to the Concord Complaint.

The Reporting Persons intend continuously to review their rights and options with respect to the shares of Common Stock and other debt and equity securities of Empire in light of all existing circumstances, including without limitation, market conditions, regulatory environment, business factors and other circumstances existing from time to time.  The Reporting Persons will take such actions in the future as they may deem appropriate in light of all existing circumstances, which actions may include, without limitation, the sale of shares of Common Stock pursuant to a registration statement filed pursuant to a demand for registration made under the Option Agreement or otherwise, or the purchasing of debt or equity securities of Empire in the open market or through privately negotiated transactions. Any of such future actions may include one or more of the actions specified in paragraphs (a) through (j) of Item 4 of this Schedule 13D:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

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(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Paragraph (a) of Item 5 of the Schedule 13D is hereby deleted in its entirety and replaced by the following:

(a)

Cappelli has a beneficial ownership interest in 1,643,164 shares of Common Stock representing approximately 5.50% of Empire’s Common Stock, consisting of: (i) an indirect ownership interest in an aggregate of 1,614,831 shares of Common Stock representing approximately 5.41% of Empire’s Common Stock, which shares of Common Stock are owned directly by LRC, and (ii) a direct ownership interest in an aggregate 28,333 shares of Common Stock, representing approximately 0.09% of Empire’s Common Stock. The 28,333 shares owned directly by Cappelli consist of: (i) 3,333 shares of restricted Common Stock granted on January 4, 2010, pursuant to the Company’s 2005 Equity Incentive Plan, and (ii) options which are currently exercisable to purchase 25,000 shares of Common Stock.

LRC has a direct ownership interest in 1,614,831 shares of Common Stock representing approximately 5.40% of Empire’s Common Stock. All of the numbers of shares of Common Stock of Empire reported above in this Item 4(a) are based upon a total of 29,864,100 shares of Common Stock outstanding as of February 29, 2012, as reported by Bloomberg. The percentages of ownership reported above in this Item 4(a) were calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

Each of the Reporting Persons hereby disclaims beneficial ownership of any shares of Common Stock other than the shares directly owned by such Reporting Person. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates has an obligation to file this Schedule 13D or is a member of a “group” within the meaning of Section 13(d)(3) of the Act.

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Paragraph (b) of Item 5 of the Schedule 13D is hereby deleted in its entirety and replaced by the following:

(b)

Cappelli has sole voting and dispositive power over 28,333 shares of Common Stock, which consist of: (i) 3,333 shares of restricted Common Stock granted on January 4, 2010 pursuant to the Company’s 2005 Equity Incentive Plan and (ii) options which are currently exercisable to purchase 25,000 shares of Common Stock. Cappelli has shared voting and dispositive power over 1,665,704 shares of Common Stock, consisting of (i) the 28,333 shares of Common Stock described in the previous sentence, and (ii) the 1,637,371 shares of Common Stock owned directly by LRC.

LRC has shared voting and dispositive voting power over 1,619,831 shares of Common Stock, which it owns directly. Louis R. Cappelli is the sole member and managing member of LRC.

Paragraph (c) of Item 5 of the Schedule 13D is hereby amended by adding the following at the end thereof:

(c)

On March 1, 2012, LRC sold an aggregate of 10,000 shares of Common Stock of Empire in a series of open market broker transactions at an average price of $2.85.

On March 2, 2012, LRC sold an aggregate of 1,734 shares of Common Stock of Empire in a series of open market broker transactions at an average price of $2.72.

On March 6, 2012, LRC sold an aggregate of 4,600 shares of Common Stock of Empire in a series of open market broker transactions at an average price of $2.52.

On March 7, 2012, LRC sold an aggregate of 1,206 shares of Common Stock of Empire in a series of open market broker transactions at an average price of $2.50.

On March 9, 2012, LRC sold an aggregate of 5,000 shares of Common Stock of Empire in a series of open market broker transactions at an average price of $2.62.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by deleting the last two paragraphs thereof in their entirety and replacing them with the following:

755,518 of the shares of Common Stock of Empire owned by LRC are pledged to Edward J. Minskoff (“Minskoff”) to secure certain loan obligations owed by LRC to Minskoff.

270,334 of the shares of Common Stock of Empire owned by LRC are pledged to Richard Ferrucci (“Ferrucci”), to secure certain loan obligations owed by LRC to Ferrucci.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2012
/s/ Louis R. Cappelli
LOUIS R. CAPPELLI

LRC ACQUISITION LLC

	By:	/s/ Louis R. Cappelli
Louis R. Cappelli, Managing Member

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